UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Strategic Acquisitions, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

86269D 10 6

(CUSIP Number)

NextCoal International, Inc.

1459 Shunpike Road

Cambridge, NY 12816

(802) 375 7504

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 19, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 86269D 10 6	Schedule 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NextCoal International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,625,000 common shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,625,000 common shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,625,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.6% of common stock(1)
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 86269D 10 6	Schedule 13D	Page 3 of 6

1)       Percentage of total voting power represents voting power with respect to all shares of the Common Stock (2,515,000 common shares issued and outstanding), as a single class. Shares issued and outstanding as described in Item 5 of this Schedule 13D, as reported in the Issuer’s Current Report on Form 8-K filed with the U. S. Securities and Exchange Commission (“SEC”) on October 16, 2017.

Preamble

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Strategic Acquisitions, Inc. (the “Issuer”), and amends the Schedule 13D originally filed by NextCoal International, Inc. (the “Reporting Person”) with the U. S. Securities and Exchange Commission (the “SEC”) on January 9, 2017 (as so amended, the “Schedule 13D”). The original Schedule 13D disclosed that the Reporting Person recently purchased 125,000 Common Shares from the Issuer, Amendment No. 1 disclosed that the Reporting Person purchased an additional 125,000 Common Shares from the Issuer, Amendment No. 2 disclosed that the Reporting Person purchased an additional 625,000 Common Shares from the Issuer, and this Amendment No. 3 discloses the Reporting Person purchased an additional 750,000 Common Shares from the Issuer’s CEO in a private transaction, all of which represents a total ownership of 1,625,000 unregistered restricted Common Shares. All shares were purchased at a price of $0.40 per share.

Except as specifically amended and supplemented by this Amendment No. 3, all other provisions of the Schedule 13D remain in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1.		Security and Issuer
	(a)	Name of Issuer:
Strategic Acquisitions, Inc., a Nevada corporation (the "Issuer").
	(b)	Address of Issuer’s Principal Executive Offices:
100 Wall Street, 7th Floor, New York, NY 10005

Item 2.		Identity and Background.
	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship: USA Corporation

NextCoal International, Inc., 1459 Shunpike Road Cambridge, NY 12816

CUSIP No. 86269D 10 6	Schedule 13D	Page 4 of 6

Item 3. Source and Amount of Funds or Other Consideration.

On or about October 19, 2017, the Reporting Person purchased 750,000 restricted Common Shares for $300,000 in a private transaction from John P. O’Shea, the Issuer’s President. The funds came from the bank account of NextCoal International, Inc.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business. The unregistered restricted Common Shares were purchased in a private sales transaction between NextCoal International and John P. O’Shea, President of the Issuer. The Buyer has been identified as an accredited investor.

Item 5. Interest in Securities of the Issuer.

(a) Amount Beneficially Owned:

As of the close of business on October 19, 2017, NextCoal International, Inc., a Wyoming corporation, beneficially owns 1,625,000 shares of the Issuer's Common shares. Jonathan Braun is the President of NextCoal International, Inc. He has the ultimate voting control over the shares held by this entity. The Reporting Person previously owned 125,000 restricted common shares acquired in a private transaction on or about December 30, 2016; the Reporting Person purchased directly from the Issuer 125,000 restricted common shares on September 28, 2017; the Reporting Person purchased directly from the Issuer 625,000 restricted common shares on October 4, 2017; and on October 16, 2017, the Reporting Person entered into a Securities Purchase Agreement with the President of the Issuer to purchase in a private transaction an additional 750,000 Common Shares of Strategic Acquisitions, Inc. for $300,000. All purchases of Common Shares were based on a purchase price of $0.40 per share.

(b) Percent of Class:

As of the close of business on October 19, 2017, NextCoal International, Inc., a Wyoming corporation, beneficially owns 64.6% of the Issuer’s Common Stock (see Item 4(a) above). Percentage of Total Voting Power is calculated based on 2,515,000 Common shares issued and outstanding. This number was reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 16, 2017.

CUSIP No. 86269D 10 6	Schedule 13D	Page 5 of 6

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 7 on such reporting person’s cover page hereto.

(ii) Shared power to vote or to direct the vote:

See Item 8 on such reporting person’s cover page hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 9 on such reporting person’s cover page hereto

(iv) Shared power to dispose or to direct the disposition of:

See Item 10 on such reporting person’s cover page hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

CUSIP No. 86269D 10 6	Schedule 13D	Page 6 of 6

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1	Security Purchase Agreement between John P. O’Shea and
NextCoal International, Inc., dated October 16, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

NextCoal International, Inc.

October 19, 2017	By:	/s/ Jonathan Braun
Jonathan Braun
President